HINDALCO

ADITYA BIRLA GROUP

82-3428

AM/STOEX-GN/ ...05 October 11, 2005

Securities and Exchange Commission
Attn: International Corporate Finance
Division of Corporate Finance [redacted]
100 F Street, NE
Washington D.C. 20549
United States of Ameri
Fax No. 001 202 5513 4
Tel No. 001 202 551-655

05011919

SUPPL

Dear Sir,

SUB : SECRETARIAL AUDIT REPORT

Please find enclosed herewith the ***Secretarial Audit Report*** issued by the Practicing Company Secretary of the Company

Please acknowledge receipt.

Thanking you

Yours faithfully,
For HINDALCO INDUSTRIES LTD

ANIL MALIK
Company Secretary

Encl: as above

RECEIVED
2005 OCT 20 A 11:53
OFFICE OF INTERNATIONAL CORPORATE FINANCE

PROCESSED
OCT 21 2005
THOMSON FINANCIAL

10/20

Mahesh Soni
B. Com., A.C.A., F.C.S.
Practising Company Secretary

Tel.: 2206 0788 / 2201 9270
Fax : (022) 22091374
8, Navi Wadi, Off. No. 6,
Dadiseth Agiary Lane,
Mumbai - 400 002.
E-mail : maheshsoni@vsnl.net

Ref. No.________________ Date________________

SECRETARIAL AUDIT REPORT

1	For Quarter Ended	30/09/2005
2	ISIN	INE038A01012
3	Face Value	Rs. 1/-
4	Name of the Company	HINDALCO INDUSTRIES LIMITED
5	Registered Office Address	Century Bhavan,3rd Floor,Dr A.B.Road,Worli,Mumbai 400 025
6	Correspondence Address	Same as above
7	Telephone & Fax Nos.	Tel: 91-22 5662 6666 Fax: 91-22 2422 7586 / 24362516
8	Email address	amalik@adityabirla.com
9	Names of the Stock Exchanges where the company's securities are listed:	The Stock Exchange, Mumbai and NSE.

		Number of Shares	% of Total Issued Cap.
10	Issued Capital	92,77,47,970	100
11	Listed Capital (Exchange-wise) (as per company records)	92,77,47,970	100

Note: During the quarter the Equity Shares of the Company sub-divided from Rs. 10/- per Equity Share into Rs. 1/- per Equity Share pursuant to Special Resolution passed at the Extra Ordinary General Meeting held on August 6, 2005.

12	Held in demaerialised form in CDSL	7,59,40,809	8.18
13	Held in demaerialised form in NDSL	69,59,91,481	75.01
14	Physical	15,58,15,680	16.81
15	Total No. of shares (12+13+14)	92,77,47,970	

16 Reasons for difference, if any, between (10 & 11), (10 & 15), (11 & 15): N/A

17 Certifying the details of changes in share capital during the quarter under consideration as as per Table below:

Particulars*	No. of shares	Applied/ NotApplied for listing	Listed on Stock Exchanges (Specify Names)		whether intimated to NSDL	In-prin. appr. pending for SE (Specify Names)

*Rights, Bonus, Preferential issue, ESOPs, Amalgamation, Conversion, Buyback, Capital Reduction, Forfeiture, Any other (to specify).

NIL

MAHESH SO... M.NO. ... Pract.

18 **Reference of the previous quarter with regards to excess dematerialised shares, if any: NIL**

19 **Has the company resolved the matter mentioned in point no. 19 above in the current quarter ? If not, reason why ?** **NOT APPLICABLE**

20 **Register of Members is updated (Yes / No)** Yes
If not, updated upto which date

21 Mention the total no. of requests, if any confirmed after 21 days and the total no. of requests pending beyond 21 days with the reasons for delay :

Total No. of demat requests	No. of requests	Shares	Reasons for delay
Confirmed after 21 Days	--	--	--
Pending for more than 21 Days	--	--	--

22 **Name, Telephone & fax No. of the Compliance Officer of the Co.**

Mr. Anil Mallik
Tel: 5662 6666 Fax: 2422 7586.

23 **Name, Telephone & fax No, Regn. No. of the Auditor.**

Mr. Mahesh Soni
Tel:2205 4104, 98202 20451
FCS : 3706, COP : 2324

24 **Appointment of common agency for share registry work**

THE COMPANY IS HAVING IN-HOUSE CONNECTIVITY FOR BOTH PHYSICAL & DEMAT MODE OF TRANSFERS.

25 Any other detail that the Auditor may like to provide (e.g. BIFR company, delisting from SE, company changed its name etc.)

The Company has got its Shares delisted from Delhi, Chennai and Kolkatta Stock Exchanges.

MAHESH SONI
M. NO. FCS : 3706
MUMBAI
Practising Company Secretary

[MAHESH SONI]
PRACTISING COMPANY SECRETARY
FCS : 3706 , COP : 2324

MUMBAI
11/10/2005.

HINDALCO

ADITYA BIRLA GROUP

AM/STOEX-GN/ October 14, 2005

Securities and Exchange Commission
Attn: International Corporate Finance
Division of Corporate Finance
100 F Street, NE
Washington D.C. 20549
United States of America
Fax No. 001 202 5513 450
Tel No. 001 202 551-6551

SUPPL

Dear Sir,

SUB : CLAUSE 47 (c) OF THE LISTING AGREEMENT.

Pursuant to the aforesaid clause of the Listing Agreement, please find enclosed herewith the certificate issued by **MR. MAHESH SONI**, a practicing Company Secretary certifying that all Shares received were transferred and dispatched within a month from the date of lodgment for the half year ended **September, 2005.**

Please acknowledge the receipt.

Thanking you,

Yours faithfully,
For HINDALCO INDUSTRIES LTD

ANIL MALIK
Company Secretary

Encl: as above

Mahesh Soni
B. Com., A.C.A., F.C.S.
Practising Company Secretary

Tel.: 2206 0788 / 2201 9270
Fax : (022) 22091374
8, Navi Wadi, Off. No. 6,
Dadiseth Agiary Lane,
Mumbai - 400 002.
E-mail : maheshsoni@vsnl.net

Ref. No.________________

Date________________

CERTIFICATE OF DELIVERY OF SHARE CERTIFICATES

I have examined the relevant Books, Registers, Forms, Documents and Papers of **HINDALCO INDUSTRIES LIMITED** having its registered office at Century Bhawan, 3rd Floor, Dr. Annie Besant Road, Worli, Mumbai – 400 025 produced before me for the purpose of issuing Certificate under the provisions of the Listing Agreement with the Stock Exchange(s) and based on my such examination as well as information and explanations furnished to me which to the best of my knowledge and belief were necessary for the purpose of my certification, I hereby certify that in my opinion and according to the best of my information and belief, the Company has in relation to the half year ended **SEPTEMBER 30, 2005** delivered all certificates of shares issued after registration of transfer within ONE MONTH of the date of lodgment of transfer prior to the date of the intimation of the closure of Register of Members or the Record date except in cases :

-in which Certificates of listed securities have not been delivered to shareholders within one month of lodgment of transfer of securities because there was a minor difference in signature of the Transferor(s) and as required under Clause 12A of the Listing Agreement the Company has promptly sent to the first transferor an intimation and if Objection is not received from the transferor within 15 days of the intimation, the Company has effected the transfer.

MAHESH SONI Practising Company Secretary M. NO. FCS : 3706 MUMBAI

[MAHESH SONI]
PRACTISING COMPANY SECRETARY
FCS : 3706 : COP : 2324.

PLACE: MUMBAI
DATED: 14.10.2005